Exhibit 12.1

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Years Ended December 31,
	2008	2007	2006	2005	2004
Earnings, as defined:

Earnings from continuing operations before income taxes	$1,364	$977	$762	$754	$929
Fixed charges included in the determination of net income	343	328	313	333	258

Total earnings, as defined	$1,707	$1,305	$1,075	$1,087	$1,187

Fixed charges, as defined:
Interest charges	$330	$320	$311	$329	$256
Rental interest factor	13	12	11	10	9

Total fixed charges, as defined	$343	$332	$322	$339	$265

Ratio of Earnings to Fixed Charges	4.98	3.93	3.34	3.21	4.48